UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 14, 2022

THE CHOSEN, LLC

(Exact name of registrant as specified in its charter)

Utah	82-3246222
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4 South 2600 West, Suite 5
Hurricane, UT 84737

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (435) 767-1338

Title of Securities issued pursuant to Regulation A: Class A Preferred Units

Item 9. Appointment of Chief Financial Officer

Effective November 14, 2022, Derral Eves relinquished his roles as principal financial officer and principal accounting officer of The Chosen LLC (the “Company”). Mr. Eves remains the Chief Executive Officer and principal executive officer of the Company.

Additionally, effective November 14, 2022, The Chosen Productions, LLC, which is the sole manager of the Company, appointed Jonathan Larsen as the Chief Financial Officer (“CFO”) of the Company. Mr. Larsen assumed the roles of principal financial officer and principal accounting officer of the Company upon his appointment as CFO.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CHOSEN, LLC

By: The Chosen Productions, LLC
Its: Manager

By:	/s/ Derral Eves
Name: Derral Eves
Title: Manager

THE CHOSEN, LLC

	By:	/s/ Derral Eves
Name: Derral Eves
Title: Chief Executive Officer
Dated: November 16, 2022